Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Graf Global Corp.

Commission File No.: 001-42142

Date: June 22, 2026

On June 22, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement (the “Business Combination Agreement”), dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with Schwab Network. The transcript of said meeting can be found below:

Diane King Hall (00:09):

Welcome to Market Overtime. I'm Diane King Hall. Today's guest is a legendary rapper, actor, screenwriter director, and the co-founder and CEO of the BIG3, which announced plans to go public at a valuation of 290 million via a SPAC deal. We've got a lot to get to and we want to bring you right away to our special guest Ice Cube. Cube, it is so good to be with you today. The little girl in me gets excited because I obviously know about all your history, but we're here today to talk about the BIG3 and going public BIG3, entering its ninth season now. Talk to us about how you got to the place where you are now.

Ice Cube (00:58):

A lot of hard work. I started off in music and we kind of made our own place in music and in movies same way. I never went to any kind of Julliard or anything like that, but we had visions and we ended up doing and kind of stepping into music and movies without being asked. We didn't ask for permission. Same with the BIG3 as a fan. New York just won the championship and you just want more basketball. We going into a time where there's not enough basketball, we all waiting for football to start. So there was a void in the market, a void in the industry that needed to be filled, and 3-on-3 was right there. All it needed to do was be professionalized and for us to make sure the game was full of credibility for us to create our own rules, our own style of play, and having a bunch of Hall of Famers endorse the league and be a part of the league for nine, ten years, that doesn't hurt either. Fans want it. They love it and we want to grow.

Diane King Hall (02:33):

I totally hear you because I've heard people and seen people say what now? What's next? Because when you think about, as you mentioned, the end of the NBA season, I went to a Liberty game the next day because you do want more. So the BIG3 obviously brings you more. Talk to me about the longevity of the league because we just mentioned that this is the ninth season. There are sports startups that come and go. What gives you all the special sauce for that staying power?

Ice Cube (03:04):

Our game is fun to play and fun to watch, and we have a lot of star power. A lot of leagues start off with unknown players that you don't know and you got to get to know them. By us having some former NBA players, these players come with a built in fan base, a built in excitement for people to continue to see them play. A lot of our players play overseas as well, so we have a new league, but we have a lot of star power and that helps a league grow fast and it's helped the BIG3.

Diane King Hall (03:52):

Talk to us about the decision to go public now. What motivated that decision?

Ice Cube (03:58):

We just think we're in the inflection point with the league where we've calibrated the game. It's great. We have great ratings, where over 560,000 people watch our games each week. That's bigger than MLS, NHL, so we want to fan those flames. We don't want to be forced into taking deals that's not right because we need capital. We want to be able to solve that problem and grow in a natural way and add more games, add a bigger footprint. We want to spread into youth sports. We think kids all around the world should be playing our staff 3-on-3 at the youth level. We believe that's a big pool of revenue that's there for us if we can connect the dots and we're, and so this is the perfect time.

Diane King Hall (05:05):

I feel like it's easier too for a pickup game, especially for kids to play that style, when you think about that. Then let me ask you this. So given the amount of time you all have already been through one crisis point, for instance the pandemic, and you survived the pandemic, what was it that you all did to make it through that and get on the other side and what's the evolution been like?

Ice Cube (05:30):

It's been ups and downs. We didn't think it was going to be easy. We knew that this was an uphill battle and so we were prepared for that, ready for that. We knew we were introducing the sport to the world and also making sure that sport had a nice flow and that they played right. It was interesting that our rules added to the outcome of the game, making sure that you could coach yourself to a win if you knew how to use the rules correctly. So we just knew we had something that was amazing and we really just wanted to put the gas on them.

Diane King Hall (06:25):

Let me ask you this. This is an opportunity now for fans to become invested in the BIG3. Is that the investor profile that you're thinking?

Ice Cube (06:36):

Definitely the fans grow with leagues. As a fan, all you can really do is watch the game, buy some merch, get a ticket, support your favorite team bet on maybe. But here you can be a part of the league, you can be part of the growth of the league and you can essentially become a super fan, an evangelist for the league to get more people involved and more people to see how cool the BIG3 is. So this has been part of the plan for a long time is to figure out a way to get the average guy, the average investor, to be a part of a league like this and the growth of it. We're one of the first ones to ever do it. Happy to be the first because we said we were changing the game and that's exactly what we're doing.

Diane King Hall (07:39):

Well, I can definitely see that the changing the game and as you mentioned there was a hole and an opportunity there. When you think about where the NBA season ends and where you all pick up, let's talk a little bit about your structure. Very much like city-based teams, right? As I understand it. So I guess what fueled that was it about local identity?

Ice Cube (08:04):

Well, what happened was we started the league and we went to barnstorm. We looked at the NASCAR model of the league owning all the slacks. So we owned all the teams and we went around the country to introduce BIG3 to the world. Once the world fell in love with it, we knew we had to go to a city-based model to really unlock huge fan base. Los Angeles, Miami, Chicago, Detroit, Houston, Dallas. We wanted to and also Boston and the DMV. But we saw that as our future to really unlock the fan base and the potential in the growth of the league to continue to grow from 9 teams to 12 teams, 16, 20, 24. You want to be city based to make sure you have a healthy fan base across the country. With our league, we can go across the world. We want to have teams in London, Mexico City, Toronto. We really want to expand this.

Diane King Hall (09:31):

I like that. It sounds like there's both the local approach with the path forward towards global approach because I think about the city that you mentioned. I didn't hear Cleveland. I'm actually originally from Cleveland. That's where I was born. So I wondered Detroit-

Ice Cube (09:46):

Love to be Detroit.

Diane King Hall (09:47):

I'm like, yeah. I'm like, okay, where's Cleveland at? So what cities do you think are natural fits for BIG3 expansion? You mentioned Detroit, you mentioned DMV of course, obviously LA and your roots there. What's the recipe for the right cities that are a fit for the BIG3?

Ice Cube (10:11):

Wherever there's basketball fans, wherever there's already NBA teams, of course places that don't have an NBA team that's been wanting one. Places that lost their NBA team like the Kansas City, but of course New York, Philly without a doubt. You got Memphis, you got Nashville, you got Cleveland, you have St. Louis, you have so many cities I think love the BIG3 team, and we're selling teams. So maybe one day that'll happen, put a group together.

Diane King Hall (10:51):

And then let's talk about the global scale. You mentioned wanting to see a footprint in London. I hear they're big fans of basketball in Asia. I have an Australian colleague as well, and so she was watching the championship here in the US and she's talked to me about just the global scale and interest in basketball. Tell me a little bit more about your vision for a global footprint. Do you see as potential tournaments or how do you see that playing out?

Ice Cube (11:23):

Definitely before we started the BIG3, we understood that it was three sports that went global, three sports that played all over the world. You had soccer, people call it football, you have basketball and you have boxing or MMA. Those was the three sports that are in every corner of the world. So we knew we had to have a global plan and we do. We would love to. And we've been in talks with the East Asian Super League to have a BIG3 Asia. We want a BIG3 Australia, BIG3 Europe, BIG3 Africa, a BIG3 South America. So the World Cup is in the United States right now. One day you're going to have the big cup, which is the world playing 3-on-3 basketball to see who's the best. We're moving towards that; that's our vision. Love basketball all over the planet.

Diane King Hall (12:35):

Well, tell me a little bit more about the player profile.

Ice Cube (12:39):

Great question. BIG3 and 3-on-3 is a different style than 5-on-5. You could be a grade 5-on-5 player player, but still struggling. 3-on-3, 3-on-3 is more of a all around player sport. You have to be able to pass, dribble, shoot and defend. In the NBA, you have specialists. Some guys, they're three point specialists, there's defense specialists, there's rebound specialists, not in the BIG3. You have to be able to do it all to succeed. So we create our own athlete, just like a boxer might not be great at MMA or a baseball player may not be great at cricket. BIG3 is its own styles, its own professional level. Some guys got it, some guys don't. Some guys from the NBA come in do well. Some of them struggle. Some guys who never got in the NBA are great at this game. So it's it own sport stands alone and we got the best in the world.

Diane King Hall (13:53):

So speaking of the best in the world, and you just mentioned the global stage, a big cup, you all will be in the spotlight again. When we think about the 2028 Olympics happening in LA, talk to us about what that moment will be like.

Ice Cube (14:09):

It's a great moment for the sport. Anytime 3-on-3 is displayed across the world, it helps the BIG3. But what you'll see is the fever style is totally different than the BIG3 style. It's almost night and day. We've been petitioning the USA basketball to use our athletes. If you notice, the USA hadn't done great in 3-on-3 since Tokyo. So if they use the BIG3 athletes, we'll win the gold and no question about it. So hopefully by '28 they'll come to their senses and use our athletes.

Diane King Hall (14:57):

I love that. Alright, I want to dial back to your career evolution because you're an entrepreneur now. People know you as an artist, an entertainer. There are songs that are playing in my head right now. I think about the movies you've done Friday, et cetera. Love those. Talk to us about the evolution of your career and when you take from that and applying it as the CEO of the BIG3 now.

Ice Cube (15:32):

Just, I love music movies and sports being a part of it has been a dream, dream career. I love bringing to the table things that aren't already there. There's a lot of creativity out here. There's a lot of stories. There's a lot of great people who with a little exposure to world to see what they can do. I'm glad to be in a position to be able to bring the world Chris Tucker or Mike bring a league like the BIG3 to entertain people in the summer when basketball is kind of going through a little drought to be able to do things in entertainment and in sports that don't exist. But I see them clearly and just glad that I'm in a position to bring it to life.

Diane King Hall (16:42):

So you see where there is a hole and you see an opportunity to fill that hole, right? There's a thirst that's there for more basketball. So you saw that and filled that. So that's the opportunity. Talk to me a little bit about the challenges. Obviously we talked a little bit about the pandemic. No one could have seen that coming and you all survived that. Tell me a little bit about navigating the challenges of owning a business like this a professional sports league.

Ice Cube (17:12):

It is tough, but you have to surround yourself with great people. We have great people with the BIG3. And to be able to perform at a high level and set the table when our games are live on CBS. So there's really no room for error. But I come from entertainment. We've done live TV before, live concerts, and now we are doing live sports. It's challenging. Raising money is not fun for anybody who knows what that's about, but it's a necessary part of doing something this huge. And we have great people who, it's not just me, but Jeff Ance, the other founder. They say founders, but we say creators, we co-creators. And at the end of the day, we created something that the public wants and it's our job to see it through and to make sure that it reaches the heights that we envision and the NBA been around for almost a hundred years and we want to be around for the same amount of time.

Diane King Hall (18:25):

And so let me ask you this. So you want to be around for the same amount of time, so obviously especially with going public, you're working to scale this even further. How do you kind of protect the authenticity of it, your original vision of this league, while also scaling it?

Ice Cube (18:43):

Well, it's really convincing the investors and convincing shareholders that our plan is working, but we're not too big to make the changes necessary, make this league grow. So we're not rigid. We look at ourselves as a whiteboard and the best suggestions win and we want to get those suggestions and execute 'em and take this lead to new heights. We're smart, but we don't know everything, so we welcome great suggestions. We have great investors now who are really additive, who help us, who's gotten us to this point. Now it's just taking it to the next level. The sport is great, it's calibrated and it's fun to, like I said, play and watch. So we just need, like I said, scale, bigger footprint

Diane King Hall (19:51):

Cube. Let me ask you about the people. You mentioned the people are a big part of your success. What does it take, what, let's say somebody wants to work for the BIG3 or be an investor. What does it take for you to say, okay, this is a good partner or this is a good business opportunity or this is potentially a good employee?

Ice Cube (20:13):

To me it takes passion. It's an overused word, but it takes somebody who really has a vision for a love for basketball and a love for entertainment and bringing people great new leagues, music, movies, people that just have a passion to see other people happy. And that's really what we're looking for. We are looking for people who love the game, see the vision of the BIG3, understand the vision and where we're trying to go and have great ways, connections, method, networking way to get us to what I call the promised land.

Diane King Hall (21:08):

The promised land. I like that one. And tell me a little bit about how the music industry experience shaped your views on rights ownership and beyond.

Ice Cube (21:20):

Everybody know I left NWA almost a year after we exploded on the scene and it was all due to proper compensation. And I learned the music business real fast in that year. And so it's important, that's why going public, making this offer at this time, it is really all about a great appreciating asset that hopefully could create some generational wealth for some people out there. And so we want people to come on the ride with us. Music has taught me that if you do something cool, do something new, do something fresh, it can bring a lot of cool people together. And that's kind of been my philosophy throughout my career.

Diane King Hall (22:28):

So this is the new, we've been spending a lot of time talking recently about companies going public because we had this big splashy debut, for instance of SpaceX and that's new. So this is a different new frontier here. This is a different league and franchise valuations have surged in other sports we're talking about billion dollar franchises for instance. A single team is the BIG3. Basically a way to tap into something that's new and a new frontier and a new opportunity, especially when you think about the growth you're trying to achieve.

Ice Cube (23:04):

Most definitely, like I said, for us to be the first sports league to go public, fans can grow with us. And to me the valuation is low. This league is worth way more than 290 million, but we want investors to see an upside with this. So to me it's a great time. It's the best time because to me, I'm going to go up from here

Diane King Hall (23:41):

Cube, lemme ask you this. When you think down the road five to 10 years from now and you reflect on where you were and where you've come, what does the success or what does success of the BIG3 look like to you?

Ice Cube (24:02):

Hopefully by then the big cut will be a reality. We're going to make sure that comes true and that people are looking forward to the BIG3 every year. They look forward to the NBA major league baseball, the NFL, and it becomes part of our sports year where it never stops. And so that's our vision. That's where we going, that's where we headed. And this is the moment that we, I know SpaceX just went public, but this is the moment we put rocket fuel on the BIG3 when we achieve our goals.

Diane King Hall (24:50):

Well, I think that's a fine point to end on. Thank you. We appreciate that.

Ice Cube (24:56):

Anytime, every time.

Diane King Hall (24:57):

Our thanks again to Cube. He's the co-founder of the BIG3. And remember season nine of the BIG3 kicks off this month or tips off this month, I should say June 20th to 21st. Remember, you can look out for that on air. They tip off in LA. Remember to watch also new episodes of Market overtime on our YouTube channel and watch Market News 24/7 on schwabnetwork.com. I'm Diane King Hall. Thank you so much for joining us for this special edition of Market Overtime.

On the dates specified below, James Graf, Chief Executive Officer of Graf Global Corp., which is a party to the Business Combination Agreement, shared the following posts on his LinkedIn account:

June 20, 2026:

June 12, 2026:

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.